Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Six Months Ending June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Net earnings attributable to Berkshire Hathaway shareholders	$8,322	$24,074	$24,083	$19,872	$19,476	$14,824
Income tax expense	3,323	9,240	10,532	7,935	8,951	6,924
Earnings attributable to noncontrolling interests	172	353	331	298	369	488
Equity in net (earnings) loss of Kraft Heinz Company	(548)	(923)	122	26	262	—
Dividends from Kraft Heinz Company	391	952	366	—	—	—
Fixed charges	2,852	4,195	4,134	3,882	3,386	3,304

Earnings available for fixed charges	$14,512	$37,891	$39,568	$32,013	$32,444	$25,540

Fixed charges
Interest expense, including amortization(1)	$2,567	$3,497	$3,515	$3,253	$2,801	$2,744
Rentals representing interest and capitalized interest	285	698	619	629	585	560

	$2,852	$4,195	$4,134	$3,882	$3,386	$3,304

Ratio of earnings to fixed charges	5.09x	9.03x	9.57x	8.25x	9.58x	7.73x

(1)	Includes non-cash foreign currency exchange losses of $614 million for the first six months of 2017, gains of $244 million in 2016 and losses of $69 million in 2015 with respect to Berkshire’s Euro denominated debt.